UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-39803

Meiwu Technology Co. Ltd.

(Translation of registrant’s name into English)

1602, Building C, Shenye Century Industry

No. 743 Zhoushi Road, Bao’an District

Shenzhen, People’s Republic of China

Telephone: +86-755-85250400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Explanatory Note

The Company hereby furnishes the following documents as exhibits to this report: “Unaudited Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2024 and 2023” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Unaudited Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2024 and 2023
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations
101	Interactive Data Files (formatted as Inline XBRL)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Meiwu Technology Co. Ltd.

By:	/s/ Xinliang Zhang
Xinliang Zhang
Chief Executive Officer

Date: November 15, 2024